Exhibit 99.1

Toro Corp. Announces the Sale of the M/T Wonder Sirius for $33.8 Million with an Expected Net Gain of $20.9 Million

Limassol, Cyprus, January 16, 2024 – Toro Corp. (NASDAQ: TORO) (“Toro”, or the “Company”) an international energy transportation services company, announces that on January 8, 2024, the Company entered into an agreement with an unaffiliated third-party for the sale of the M/T Wonder Sirius, a 2005-built Aframax/LR2 tanker, for a price of $33.8 million. The vessel is expected to be delivered to its new owner during the first quarter of 2024.

The Company expects to record during the first quarter of 2024 a net gain of approximately $20.9 million from the above-mentioned sale, excluding any transaction-related costs.

About Toro Corp.

Toro Corp. is an international energy transportation services company with a fleet of tankers and LPG carriers that carry crude oil, petroleum products and petrochemical gases worldwide. Toro Corp. currently owns a fleet of six vessels with an aggregate capacity of 0.2 million dwt, which consists of the M/T Wonder Sirius, one Handysize tanker and four 5,000 cbm LPG carriers.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company's common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Forward-looking statements give the Company’s current expectations and projections about future events, including business strategy, goals, and future financial condition and performance, and so actual results may differ materially from what is expressed or implied by the statements. These statements sometimes use words such as “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending”, “indicates” and other words of similar meaning (or the negative thereof) and include all matters that are not historical or current facts.

Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, uncertainties related to the Company’s and its counterparty’s ability to consummate the transactions discussed herein or the occurrence of any event, change or other circumstance that could cause us to record a different net gain than expected on the sale of the M/T Wonder Sirius, as well as those factors discussed under “Risk Factors” in our Annual Report for the year ended December 31, 2022 and/or our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Petros Panagiotidis
Toro Corp.
Email: info@torocorp.com